SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  -------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1995

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number    1-724

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates and Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    PHILLIPS-VAN HEUSEN CORPORATION
                                    ASSOCIATES INVESTMENT PLANS


Date:  June 28, 1996                By /s/ PAMELA N. HOOTKIN
                                       ---------------------
                                       Pamela N. Hootkin, Member of
                                       Administrative Committee

                              Financial Statements
                           and Supplemental Schedules

                         Phillips-Van Heusen Corporation
                           Associates Investment Plan
                              for Hourly Associates

                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                 Financial Statements and Supplemental Schedules


                     Years ended December 31, 1995 and 1994




                                    Contents

Report of Independent Auditors............................................    1

Statements of Net Assets Available for Plan Benefits......................    3
Statements of Changes in Net Assets Available for Plan Benefits...........    4
Notes to Financial Statements ............................................    5
Schedule of AIP Master Trust Assets Held for Investment...................   14
Reportable Transactions...................................................   15

                         [Letterhead of Ernst & Young]

                         Report of Independent Auditors


Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Hourly Associates
New York, New York

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of AIP Master Trust Assets Held for Investment as of December 31, 1995 and Reportable Transactions for the year then ended, are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP


New York, New York
June 21, 1996

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

               Statement of Net Assets Available for Plan Benefits



                                                              December 31,
                                                           1995          1994
                                                        ------------------------
Assets
Investments, at fair value (Notes A and F):
 Shares of registered investment companies:
   Equity Fund                                          $  732,247    $     --
   Bond Fund                                               225,553          --
   Balanced Fund                                           538,901          --
   International Fund                                      124,544          --
 Common Stock--Employer Company                          3,699,303     6,276,190
 Common trust fund*                                      3,158,299     3,385,183
 Participant loans receivable                               58,552          --
                                                        ------------------------
Total investments                                        8,537,399     9,661,373

Receivables:
   Employer's contribution                                    --          67,279
   Participants' contributions                                --         140,035
                                                        ------------------------
Total receivables                                             --         207,314

Liabilities                                                   --            --

                                                        ------------------------
Net assets available for plan benefits                  $8,537,399    $9,868,687
                                                        ========================

* Consists of the Money Market Fund in 1995 and the General Investment Fund and Stock Index Fund in 1994.


See notes to financial statements.

                        Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

         Statement of Changes in Net Assets Available for Plan Benefits

                                                       Year ended December 31,
                                                         1995           1994
                                                     ---------------------------
Additions
Net transfer from the PVH Associates Investment
   Plan for Salaried Associates                      $ 2,410,664   $  2,481,672

Contributions:
   Employer Company, net of forfeitures                  527,735        766,509
   Participants                                        1,092,799      2,130,469
                                                     ---------------------------
                                                       1,620,534      2,896,978
Interest and investment income                           402,426        181,219
                                                     ---------------------------
                                                       4,433,624      5,559,869
Deductions
Payments to participants                               3,712,868      1,641,922
                                                     ---------------------------
                                                         720,756      3,917,947
Net realized and unrealized depreciation of
  investments (Note F)                                (2,052,044)    (8,257,421)
                                                     ---------------------------
Net decrease                                          (1,331,288)    (4,339,474)
Net assets available for plan benefits at
  beginning of year                                    9,868,687     14,208,161
                                                     ---------------------------
Net assets available for plan benefits at
  end of year                                        $ 8,537,399   $  9,868,687
                                                     ===========================


See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                          Notes to Financial Statements

                                December 31, 1995


A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On July 1, 1995, the Plan was amended to include new investment elections and to dissolve the Stock Index Fund into the remaining funds. The amendment also increased the participant contribution percentage limit and added a loan feature.

General

The Plan is a defined contribution plan covering hourly paid production and retail field employees of the Company who have at least one year of service (1,000 hours in a year) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. Participants age fifty-five or older may direct the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

     Phillips-Van Heusen Corporation Common Stock Fund - Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

     Money Market Fund - Funds are invested by the trustee in short-term obligations and money market instruments.

     Equity Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks. (Fidelity Growth & Income Portfolio)

     Bond Fund - Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities. (Fidelity Intermediate Bond Fund)

     Balanced Fund - Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks, and bonds. (Fidelity Puritan Fund)

     International Fund - Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States. (Templeton Foreign Fund)

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


A. Description of the Plan (continued)

Participant Loans Receivable

Effective July 1, 1995, participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

In accordance with the Rules and Regulations of the Department of Labor, investments are included at market value as determined by quoted market prices or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds in the accompanying financial statements. Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


B. Significant Accounting Policies (continued)

All assets of the Plan are held by the trustee, Chase Manhattan Bank, in the Company's Associates Investment Plan Master Trust ("AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1995 and 1994, the AIP Master Trust purchased 226,108 and 183,321 shares, respectively, of the Company's common stock and received $298,851 and $229,091, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 443,656 and 66,935 shares of the Company's common stock during the years ended December 31, 1995 and 1994, respectively.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


D.   Changes in AIP Master Trust Net Assets by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1995 were as follows:

                                                    Phillips-Van
                                                    Heusen Corp.          Money           Stock
                                                    Common Stock         Market           Index            Bond         Balanced
                                                        Fund              Fund*            Fund            Fund           Fund
                                                    --------------------------------------------------------------------------------
Net assets at beginning of year                     $    24,889,276  $    7,181,636   $    7,603,808

Interest and investment income                              258,386         509,408          116,968  $      41,927   $      97,653
Contributions received:
    Employer Company, net of forfeitures                  2,349,930         180,822          244,807           (259)            857
    Employees                                             2,311,251         956,599          537,338        235,349         583,942
Net realized and unrealized
    (depreciation)/appreciation                          (8,305,792)              -        1,408,254         18,787         152,961
Loans to participants, net of repayments                   (284,434)       (139,857)               -        (28,241)        (62,562)
Payments to participants                                 (3,407,543)     (1,587,240)        (645,205)        (6,938)        (66,120)
Transfers (to) from other accounts                       (3,185,862)      1,396,904       (9,265,970)     1,397,364       3,596,209
                                                    --------------------------------------------------------------------------------
Net assets at end of year                           $    14,625,212  $    8,498,272   $            0  $   1,657,989   $   4,302,940
                                                    ================================================================================
Plan's beneficial interest at 12/31/95              $     3,699,303  $    3,158,299   $            0  $     225,553   $     538,901
                                                    ================================================================================

                                                     Equity        International        Loan
                                                      Fund             Fund             Fund
                                                  -----------------------------------------------
Net assets at beginning of year

Interest and investment income                    $     152,964  $      46,381
Contributions received:
    Employer Company, net of forfeitures                   (108)          (324)
    Employees                                           834,762        274,684
Net realized and unrealized
    (depreciation)/appreciation                         520,515        (34,528)
Loans to participants, net of repayments               (180,625)       (21,769)     $     717,488
Payments to participants                                (46,311)       (45,754)
Transfers (to) from other accounts                    4,839,217      1,222,138
                                                  -----------------------------------------------
Net assets at end of year                         $   6,120,414  $   1,440,828      $     717,488
                                                  ===============================================

Plan's beneficial interest at 12/31/95            $     732,247  $     124,544      $      58,552
                                                  ===============================================


*    Formerly named the General Investment Fund.

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


D. Changes in AIP Master Trust Net Assets by Fund (continued)

Changes in the AIP Master Trust net assets held in the stock, investment and index funds during the year ended December 31, 1994 were as follows:


                                           Phillips-
                                          Van Heusen       General      Stock
                                         Corp. Common    Investment     Index
                                          Stock Fund        Fund        Fund
                                         ---------------------------------------

Net assets--beginning of year            $ 56,372,946  $ 6,898,939  $ 6,838,298

Interest and investment income                244,703      298,900      204,310
Contributions received:
   Employer Company, net of forfeitures     1,585,769      272,080      329,308
   Employees                                4,041,108      946,037      883,455
Net realized and unrealized appreciation  (34,277,461)        --        (87,946)
Payments to participants                   (3,636,527)    (768,847)    (470,352)
Transfers from (to) other accounts            558,738     (465,473)     (93,265)
                                         ---------------------------------------
Net assets--end of year                  $ 24,889,276  $ 7,181,636  $ 7,603,808
                                         =======================================
Plan's beneficial interest at 12/31/94   $  6,276,190  $ 2,136,100  $ 1,246,083
                                         =======================================


E. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and therefore its related trust is tax-exempt under Section 501(a) of the IRC. The Plan's most recent determination letter is dated April 27, 1995. The Administrative Committee of the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by The Chase Manhattan Bank, N.A. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the Master Trust's total net assets are identified by an asterisk.

                                                              December 31,
                                                            1995        1994
                                                        ------------------------
Investments at Fair Value as Determined
   by Quoted Market Price-
     Shares of registered investment companies:
       Fidelity Growth & Income Portfolio,
         226,232 shares*                                $ 6,119,575  $      --
       Fidelity Intermediate Bond Fund,
         159,268 shares                                   1,657,981         --
       Fidelity Puritan Fund,  252,964 shares*            4,302,912         --
       Templeton Foreign Fund, 156,952 shares             1,440,819         --
     Phillips-Van Heusen Corp. Common Stock,
       1,401,647 and 1,619,195 shares, respectively*     13,841,264   24,692,724

Investments at Estimated Fair Value-
     Common trust fund*                                   9,283,104   14,903,103
     Promissory notes (participant loans)                   717,488         --

Accrued income:
     Common Stock Employer Company                             --         60,102
     Common trust fund                                         --         18,791
                                                        ------------------------
Total net assets                                        $37,363,143  $39,674,720
                                                        ========================
Plan's beneficial interest                              $ 8,537,399  $ 9,661,373
                                                        ========================

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


F. Assets of the Plan (continued)

During 1995 and 1994, the AIP Master Trust's investments depreciated in fair value by $6,239,803, net, and $34,365,407, as follows:

                                                          Net Appreciation
                                                         (Depreciation) in
                                                         Fair Value During
                                                      Year Ended December 31,
                                                        1995            1994
                                                    ---------------------------
Fair Value of Assets Determined by Quoted
   Market Price:
     Phillips-Van Heusen Corp. Common Stock         $(8,305,792)   $(34,277,461)
     Fidelity Growth & Income Portfolio                 520,515            --
     Fidelity Intermediate Bond Fund                     18,787            --
     Fidelity Puritan Fund                              152,961            --
     Templeton Foreign Fund                             (34,528)           --

Fair Value Estimated by Trustee:
     Common trust fund                                1,408,254         (87,946)
                                                    ---------------------------
Net depreciation in fair value                      $(6,239,803)   $(34,365,407)
                                                    ===========================
Plan's beneficial interest                          $(2,052,044)   $ (8,257,421)
                                                    ===========================


G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                December 31,
                                                                   1995
                                                                ------------
Net assets available for plan benefits per
  the financial statements                                      $ 8,537,399
Amounts allocated to withdrawn participants
  at December 31, 1995                                           (1,485,459)
                                                                -----------
Net assets available for plan benefits per the Form 5500        $ 7,051,940
                                                                ===========

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)


G. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           Year Ended
                                                                          December 31,
                                                                              1995
                                                                          ------------
  Benefits paid to participants per the financial statements               $3,712,868
  Add: Amounts allocated to withdrawn participants at December 31, 1995     1,485,459
  Less: Amounts allocated to withdrawn participants at December 31, 1994     (278,554)
                                                                           ----------
  Benefits paid to participants per the Form 5500                          $4,919,773
                                                                           ==========

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                   AIP Master Trust Assets Held for Investment

                                December 31, 1995


                                                                        Market
                                                          Cost          Value
                                                      --------------------------
Fidelity Growth & Income Portfolio                    $ 5,659,975    $ 6,119,575
Fidelity Intermediate Bond Fund                         1,639,092      1,657,981
Fidelity Puritan Fund                                   4,205,644      4,302,912
Templeton Foreign Fund                                  1,516,431      1,440,819
Chase Manhattan Bank--Domestic Liquidity Fund           9,283,104      9,283,104
Phillips-Van Heusen Corporation Common
  Stock--1,401,647 shares*                             17,565,607     13,841,264
Promissory Notes                                          717,488        717,488
                                                      --------------------------
                                                      $40,587,341    $37,363,143
                                                      ==========================

*   Party-in-interest investment (Note C).

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                             Reportable Transactions

                          Year ended December 31, 1995

                                                                                    Purchase          Selling           Cost of
            Party Involved                           Description                      Price            Price          Asset Sold
- ------------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                                    $   9,097,274     $   6,037,061

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund              $   9,097,274

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund                               $   9,128,548     $   9,128,548

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio         $   3,700,000

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                      $   2,700,000

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                   $     200,472    $   9,168,420     $   6,095,288

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund              $  21,444,628    $  19,826,360     $  19,826,360

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio         $   5,696,130    $      97,070     $      36,156

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                      $   4,234,866    $      84,915     $      29,233

Chase Manhattan Bank, N.A.              Phillips-Van Heusen Corp. Common Stock     $   3,376,204    $   5,921,871     $   5,308,840

                                                                                    Net Gain          Number of
            Party Involved                           Description                    or (Loss)        Transactions
- -----------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                   $ 3,060,212             1

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund                                      1

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund              $         -             1

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio                                 1

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                                              1

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                   $ 3,073,132            12

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund              $         -           362

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio         $    60,914            23

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                      $    55,692            22

Chase Manhattan Bank, N.A.              Phillips-Van Heusen Corp. Common Stock     $   613,031           100


There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1995.

                            Financial Statements and
                             Supplemental Schedules

                         Phillips-Van Heusen Corporation
                           Associates Investment Plan
                             for Salaried Associates

                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 1995 and 1994


                                    Contents

Report of Independent Auditors...........................................    1

Statements of Net Assets Available for Plan Benefits.....................    3
Statements of Changes in Net Assets Available for Plan Benefits..........    4
Notes to Financial Statements ...........................................    5
Schedule of AIP Master Trust Assets Held for Investment..................   14
Reportable Transactions..................................................   15

                       [Letterhead of Ernst & Young LLP]

                         Report of Independent Auditors


Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Salaried Associates
New York, New York

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of AIP Master Trust Assets Held for Investment as of December 31, 1995 and Schedule of Transactions or Series of Transactions in Excess of 5% of the Current Value of AIP Master Trust Assets for the year then ended, are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

New York, New York
June 21, 1996

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

               Statement of Net Assets Available for Plan Benefits

                                                         December 31,
                                                   1995               1994
                                               -----------------------------
Assets
Investments, at fair value (Notes A and F):
 Shares of registered investment companies:
     Equity Fund                               $ 5,357,886       $         -
     Bond Fund                                   1,416,606                 -
     Balanced Fund                               3,718,654                 -
     International Fund                          1,306,130                 -
   Common Stock--Employer Company               10,688,286        18,347,783
   Common trust fund*                            5,223,143        11,307,184
   Participant loans receivable                    652,036                 -
                                               -----------------------------
Total investments                               28,362,741        29,654,967

Receivables:
   Employer's contribution                               -           120,851
   Participants' contributions                           -           237,582
                                               -----------------------------
Total receivables                                        -           358,433

Liabilities                                              -                 -

                                               -----------------------------
Net assets available for plan benefits         $28,362,741       $30,013,400
                                               =============================


* Consists of the Money Market Fund in 1995 and the General Investment Fund and Stock Index Fund in 1994.


See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

         Statement of Changes in Net Assets Available for Plan Benefits


                                                       Year ended December 31,
                                                         1995           1994
                                                    ---------------------------

Additions
Contributions:
   Employer Company, net of forfeitures             $  1,981,571   $  1,376,862
   Participants                                        4,103,309      3,614,830
                                                    ---------------------------
                                                       6,084,880      4,991,692
Interest and investment income                           799,137        561,159
                                                    ---------------------------
                                                       6,884,017      5,552,851

Deductions
Net transfers to PVH Associates Investment Plan
   for Hourly Associates                               2,410,664      2,481,672
Payments to participants                               2,049,064      3,164,566
                                                    ---------------------------
                                                       4,459,728      5,646,238

Net realized and unrealized depreciation of
  investments (Note F)                                (4,074,948)   (25,882,591)
                                                    ---------------------------
Net decrease                                          (1,650,659)   (25,975,978)
Net assets available for plan benefits at
   beginning of year                                  30,013,400     55,989,378
                                                    ---------------------------
Net assets available for plan benefits at
   end of year                                      $ 28,362,741   $ 30,013,400
                                                    ===========================


See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                          Notes to Financial Statements

                                December 31, 1995


A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On July 1, 1995, the Plan was amended to include new investment elections and to dissolve the Stock Index Fund into the remaining funds. The amendment also increased the participant contribution percentage limit and added a loan feature.

General

The Plan is a defined contribution plan covering salaried paid clerical employees of the Company who have at least one year of service (1,000 hours in a year) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. Participants age fifty-five or older may direct the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

     Phillips-Van Heusen Corporation Common Stock Fund - Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

     Money Market Fund - Funds are invested by the trustee in short-term obligations and money market instruments.

     Equity Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks. (Fidelity Growth & Income Portfolio)

     Bond Fund - Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities. (Fidelity Intermediate Bond Fund)

     Balanced Fund - Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks, and bonds. (Fidelity Puritan Fund)

     International Fund - Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States. (Templeton Foreign Fund)

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


A. Description of the Plan (continued)

Participant Loans Receivable

Effective July 1, 1995, participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

In accordance with the Rules and Regulations of the Department of Labor, investments are included at market value as determined by quoted market prices or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds in the accompanying financial statements. Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


B. Significant Accounting Policies (continued)

All assets of the Plan are held by the trustee, Chase Manhattan Bank, in the Company's Associates Investment Plan Master Trust ("AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1995 and 1994, the AIP Master Trust purchased 226,108 and 183,321 shares, respectively, of the Company's common stock and received $298,851 and $229,091, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 443,656 and 66,935 shares of the Company's common stock during the years ended December 31, 1995 and 1994, respectively.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


D.    Changes in AIP Master Trust Net Assets by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1995 were as follows:

                                                   Phillips-Van
                                                   Heusen Corp.        Money           Stock
                                                   Common Stock       Market           Index            Bond          Balanced
                                                       Fund            Fund*            Fund            Fund            Fund
                                                 --------------------------------------------------------------------------------
Net assets at beginning of year                  $    24,889,276  $    7,181,636   $    7,603,808

Interest and investment income                           258,386         509,408          116,968  $      41,927   $      97,653
Contributions received:
    Employer Company, net of forfeitures               2,349,930         180,822          244,807           (259)            857
    Employees                                          2,311,251         956,599          537,338        235,349         583,942
Net realized and unrealized
    (depreciation)/appreciation                       (8,305,792)              -        1,408,254         18,787         152,961
Loans to participants, net of repayments                (284,434)       (139,857)               -        (28,241)        (62,562)
Payments to participants                              (3,407,543)     (1,587,240)        (645,205)        (6,938)        (66,120)
Transfers (to) from other accounts                    (3,185,862)      1,396,904       (9,265,970)     1,397,364       3,596,209
                                                 ================ ================ =============== =============== ==============
Net assets at end of year                        $    14,625,212  $    8,498,272   $            0  $   1,657,989   $   4,302,940
                                                 ================ ================ =============== =============== ==============

Plan's beneficial interest at 12/31/95           $    10,688,286  $    5,223,143   $            0  $   1,416,606   $   3,718,654
                                                 ================ ================ =============== =============== ==============

                                                     Equity        International        Loan
                                                      Fund             Fund             Fund
                                                  -------------- ------------------ --------------
Net assets at beginning of year

Interest and investment income                    $     152,964  $      46,381
Contributions received:
    Employer Company, net of forfeitures                   (108)          (324)
    Employees                                           834,762        274,684
Net realized and unrealized
    (depreciation)/appreciation                         520,515        (34,528)
Loans to participants, net of repayments               (180,625)       (21,769)     $     717,488
Payments to participants                                (46,311)       (45,754)
Transfers (to) from other accounts                    4,839,217      1,222,138
                                                  ============== ================== ==============
Net assets at end of year                         $   6,120,414  $   1,440,828      $     717,488
                                                  ============== ================== ==============

Plan's beneficial interest at 12/31/95            $   5,357,886  $   1,306,130      $     652,036
                                                  ============== ================== ==============


*  Formerly named the General Investment Fund.

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


D. Changes in AIP Master Trust Net Assets by Fund (continued)

Changes in the AIP Master Trust net assets held in the stock, investment and index funds during the year ended December 31, 1994 were as follows:

                                                 Phillips-
                                                Van Heusen             General              Stock
                                               Corp. Common           Investment            Index
                                                Stock Fund               Fund               Fund
                                            -------------------------------------------------------
Net assets--beginning of year               $   56,372,946        $   6,898,939        $ 6,838,298

Interest and investment income                     244,703              298,900            204,310
Contributions received:
   Employer Company, net of forfeitures          1,585,769              272,080            329,308
   Employees                                     4,041,108              946,037            883,455
Net realized and unrealized appreciation       (34,277,461)                   -            (87,946)
Payments to participants                        (3,636,527)            (768,847)          (470,352)
Transfers from (to) other accounts                 558,738             (465,473)           (93,265)
                                            -------------------------------------------------------
Net assets--end of year                     $   24,889,276        $   7,181,636        $ 7,603,808
                                            =======================================================
Plan's beneficial interest at 12/31/94      $   18,347,783        $   5,023,047        $ 6,284,137
                                            =======================================================

E. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and therefore its related trust is tax-exempt under Section 501(a) of the IRC. The Plan's most recent determination letter is dated April 27, 1995. The Administrative Committee of the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by The Chase Manhattan Bank, N.A. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the Master Trust's total net assets are identified by an asterisk.

                                                              December 31,
                                                            1995         1994
                                                        ------------------------
Investments at Fair Value as Determined
   by Quoted Market Price-
     Shares of registered investment companies:
       Fidelity Growth & Income Portfolio,
         226,232 shares*                                $ 6,119,575  $      --
       Fidelity Intermediate Bond Fund,
         159,268 shares                                   1,657,981         --
       Fidelity Puritan Fund,  252,964 shares*            4,302,912         --
       Templeton Foreign Fund, 156,952 shares             1,440,819         --
     Phillips-Van Heusen Corp. Common Stock,
       1,401,647 and 1,619,195 shares, respectively*     13,841,264   24,692,724

Investments at Estimated Fair Value-
     Common trust fund*                                   9,283,104   14,903,103
     Promissory notes (participant loans)                   717,488         --

Accrued income:
     Common Stock Employer Company                             --         60,102
     Common trust fund                                         --         18,791
                                                        ------------------------
Total net assets                                        $37,363,143  $39,674,720
                                                        ========================
Plan's beneficial interest                              $28,362,741  $29,654,967
                                                        ========================

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


F. Assets of the Plan (continued)

During 1995 and 1994, the AIP Master Trust's investments depreciated in fair value by $6,239,803, net, and $34,365,407, as follows:

                                                         Net Appreciation
                                                         (Depreciation) in
                                                         Fair Value During
                                                       Year Ended December 31,
                                                        1995            1994
                                                    ---------------------------
Fair Value of Assets Determined by Quoted
   Market Price:
     Phillips-Van Heusen Corp. Common Stock         $(8,305,792)   $(34,277,461)
     Fidelity Growth & Income Portfolio                 520,515            --
     Fidelity Intermediate Bond Fund                     18,787            --
     Fidelity Puritan Fund                              152,961            --
     Templeton Foreign Fund                             (34,528)           --

Fair Value Estimated by Trustee:
     Common trust fund                                1,408,254         (87,946)
                                                    ---------------------------
Net depreciation in fair value                      $(6,239,803)   $(34,365,407)
                                                    ===========================
Plan's beneficial interest                          $(4,074,948)   $(25,882,591)
                                                    ===========================


G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                        December 31,
                                                                            1995
                                                                        ------------
Net assets available for plan benefits per the financial statements     $ 28,362,741
Amounts allocated to withdrawn participants at December 31, 1995          (1,063,868)
                                                                        ------------
Net assets available for plan benefits per the Form 5500                $ 27,298,873
                                                                        ============

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)


G. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           Year Ended
                                                                          December 31,
                                                                              1995
                                                                          -------------
Benefits paid to participants per the financial statements                $   2,049,064
Add: Amounts allocated to withdrawn participants at December 31, 1995         1,063,868
Less: Amounts allocated to withdrawn participants at December 31, 1994         (463,025)
                                                                          -------------
Benefits paid to participants per the Form 5500                           $   2,649,907
                                                                          =============


Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                   AIP Master Trust Assets Held for Investment

                                December 31, 1995


                                                                        Market
                                                          Cost          Value
                                                      --------------------------
Fidelity Growth & Income Portfolio                    $ 5,659,975    $ 6,119,575
Fidelity Intermediate Bond Fund                         1,639,092      1,657,981
Fidelity Puritan Fund                                   4,205,644      4,302,912
Templeton Foreign Fund                                  1,516,431      1,440,819
Chase Manhattan Bank--Domestic Liquidity Fund           9,283,104      9,283,104
Phillips-Van Heusen Corporation Common
  Stock--1,401,647 shares*                             17,565,607     13,841,264
Promissory Notes                                          717,488        717,488
                                                      --------------------------
                                                      $40,587,341    $37,363,143
                                                      ==========================


*   Party-in-interest investment (Note C).

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                             Reportable Transactions

                          Year ended December 31, 1995

                                                                                  Purchase          Selling             Cost of
            Party Involved                           Description                    Price            Price            Asset Sold
- --------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                                  $   9,097,274     $   6,037,061

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund            $   9,097,274

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund                             $   9,128,548     $   9,128,548

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio       $   3,700,000

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                    $   2,700,000

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                 $     200,472    $   9,168,420     $   6,095,288

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund            $  21,444,628    $  19,826,360     $  19,826,360

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio       $   5,696,130    $      97,070     $      36,156

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                    $   4,234,866    $      84,915     $      29,233

Chase Manhattan Bank, N.A.              Phillips-Van Heusen Corp. Common Stock   $   3,376,204    $   5,921,871     $   5,308,840

                                                                                    Net Gain            Number of
            Party Involved                           Description                    or (Loss)          Transactions
- ---------------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                    $ 3,060,212              1

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund                                        1

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund               $         -              1

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio                                   1

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                                                1

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                    $ 3,073,132             12

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund               $         -            362

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio          $    60,914             23

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                       $    55,692             22

Chase Manhattan Bank, N.A.              Phillips-Van Heusen Corp. Common Stock      $   613,031            100


There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1995.